UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 001-36714

CUSIP NUMBER 47010C 201

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Jaguar Health, Inc.
Full Name of Registrant

Former Name if Applicable

201 Mission Street, Suite 2375
Address of Principal Executive Office (Street and Number)

San Francisco, California, 94105
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant’s acquisition of Napo Pharmaceuticals, Inc. on July 31, 2017 presented consolidation and other accounting issues delaying the preparation and review of the financial statements for the fiscal quarter. The Registrant anticipates that it will file its Form 10-Q for the fiscal quarter ended September 30, 2017 within the five calendar day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Karen S. Wright	415	371-8300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is in the process of determining the amount and extent of an impairment charge, if any, to its goodwill and intangible assets triggered by the recent drop in the Registrant's stock price.  We do not anticipate, however, that any such impairment will have any impact on our business operations or financial covenants with our existing lenders. The Registrant expects to report total net revenues of approximately $1.1 million for the fiscal quarter ended September 30, 2017 compared to total net revenues of approximately $50,000 for fiscal quarter ended September 30, 2016; total operating expenses of approximately $17.0 million for the fiscal quarter ended September 30, 2017 compared to total operating expenses of approximately $3.2 million for the fiscal quarter ended September 30, 2016; and a net loss of approximately $3.8 million for the fiscal quarter ended September 30, 2017 compared to a net loss of approximately $3.4 million for the fiscal quarter ended September 30, 2016. These amounts do not give any consideration to any adjustments that may result from the possible goodwill impairment charge described above.

*   *   *

Cautionary Note Regarding Forward-Looking Statements:

This notification on Form 12b-25 contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include words such as “anticipates,” “expects,” “believes,” “intends” or words of similar meaning or the negatives thereof.  These forward-looking statements include, but are not necessarily limited to, statements about the Registrant’s results of operations to be reported in its quarterly report on Form 10-Q and the Registrant’s ability to file its quarterly report on Form 10-Q within the period prescribed under Rule 12b-25.

The forward-looking statements contained herein are subject to risks and uncertainties, many of which are beyond our control, including the possibility that we may discover previously unknown issues relating to our financial statements or internal control over financial reporting and such issues may result in additional changes in the results of operation that we presently expect to report, possible further delays in finalizing our quarterly report on Form 10-Q, including delays that extend beyond the 5-day period during which late filings are permitted, as well as other risks and uncertainties described in the reports that we file with the Securities and Exchange Commission.  Any such result may cause volatility in our stock price, a loss of confidence in our management team and other potential negative effects on the Registrant.  If one of these risks or uncertainties occurs, actual results or outcomes may vary materially from those described in the forward-looking statements as expected, anticipated, believed, estimated, intended, planned or otherwise.  Forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

JAGUAR HEALTH, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2017	By	/s/ Karen S. Wright
Karen S. Wright
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).